EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF DEFICIENCY OF
EARNINGS TO FIXED CHARGES AND RATIO OF DEFICIENCY OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands)

The following table sets forth our ratio of earnings to fixed charges and ratio of combined fixed charges and preferred dividends to deficiency of earnings for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges and preferred dividends indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

		Year Ended December 31,
	Nine Months Ended September 30, 2005	2004	2003	2002	2001	2000

Loss before income taxes	$(18,142)	$(28,857)	$(29,841)	$(34,706)	$(59,838)	$(15,882)
Add: Fixed Charges	131	519	583	901	948	262

Deficiency of earnings, as adjusted	$(18,011)	$(28,338)	$(29,258)	$(33,805)	$(58,890)	$(15,620)

Fixed Charges:
Interest expense	$26	$334	$415	$803	$820	$151
Amortized discount related to debt	5	60	49	—	—	—
Interest expense on portion of rent	100	125	119	98	128	111

Total Fixed Charges	$131	$519	$583	$901	$948	$262

Preferred dividends	—	—	562	1,571	775	716

Total Combined Fixed Charges and Preferred dividends	$131	$519	$1,145	$2,472	$1,723	$978

Deficiency of earnings available to cover fixed charges	$(18,142)	$(28,857)	$(29,841)	$(34,706)	$(59,838)	$(15,882)
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$(18,142)	$(28,857)	$(30,403)	$(36,277)	$(60,613)	$(16,598)